EXHIBIT 99.2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1) Name of company

Cambridge Antibody Technology


2) Name of shareholder having a major interest

Genzyme Corporation


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2 above


5) Number of shares/amount of stock acquired

2,500,000


6) Percentage of issued class

6.52%


7) Number of shares/amount of stock disposed

Nil


8) Percentage of issued class

Nil


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9) Class of security

Ordinary 10 pence shares


10) Date of transaction

Shares issued and admitted to trading 20 October 2003


11) Date company informed

24 October 2003


12) Total holding following this notification

4,607,982


13) Total percentage holding of issued class following this notification

11.28%


14) Any additional information


15) Name of contact and telephone number for queries

Diane Mellett, 01223 471471


16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

     Date of notification 24 October 2003